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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASHINGTON DC
401

SEC FILE NUMBER
8-44088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Equity Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 N. Arlington Heights Road, Suite 100
(No. and Street)

Arlington Heights (City) IL (State) 60004-3984 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Babjak 847-342-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S Pfingsten Road, Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 4/20/15

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

World Equity Group, Inc.

Financial Statement and Auditor's Report

December 31, 2014



OATH OR AFFIRMATION

I, Richard S. Babjak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Official Seal
Stephen S Dudas
Notary Public State of Illinois
My Commission Expires 10/16/2015

Signature

President

Title

February 23, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Equity Group, Inc.
December 31, 2014

Table of Contents | **Page**

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Report on Independent Registered Public Accounting Firm

Board of Directors
World Equity Group, Inc.

We have audited the accompanying statement of financial condition of World Equity Group, Inc. (an Illinois corporation) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Frost, Ruttenberg & Rothblatt, P.C.

February 23, 2015
Deerfield, Illinois

Financial Statements

World Equity Group, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	1,018,537
Receivable from and deposits with clearing broker-dealers		388,801
Securities owned, at fair value		10,166
Commissions receivable		205,398
Prepaid expenses		61,333
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $167,603		79,273
Other assets		60,173
TOTAL ASSETS	**$**	**1,823,681**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	451,729
Accrued commissions		453,973
Deferred clearance fee credit		166,667
TOTAL LIABILITIES		**1,072,369**
STOCKHOLDERS' EQUITY		**751,312**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,823,681**

See accompanying notes.

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the Midwest region of the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Customers' securities transactions and the related commission income and commission and clearing expense are recorded on trade date. Investment advisory fees are recognized when earned.

E. Securities Owned

Securities owned consist of money market fund. Securities transactions and related revenue and expenses are recorded on a trade-date basis as if they had settled. Securities are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

F. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided using the straight-line method over their estimated useful lives. Leasehold Improvements are amortized over the lesser of their useful lives or the terms of the underlying lease. Furniture and Equipment are depreciated over periods of five to seven years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

G. Deferred Clearance Fee Credit

Clearing broker incentive fees are recognized as deferred clearing fee credits, amortized on a straight line basis over the amended agreement term, and netted against brokerage, exchange and clearance fees in the statement of operations.

H. Advertising

The Company expenses advertising as incurred. Advertising expense was $154,675 for the year ended December 31, 2014.

I. Income Taxes

The Company accounts for income taxes under the liability method as prescribed by accounting principles generally accepted in the United States of America. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not. As of December 31, 2014, the Company has a deferred tax asset of $55,868 arising primarily from the tax effect of the cumulative deferred clearance fee credit of $166,667 as of December 31, 2014, which is included in other assets on the statement of financial condition and there is no valuation allowance. Income taxes paid for the year ended December 31, 2014 was $10,843.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

J. Subsequent Events

The Company evaluated all significant events or transactions that occurred through February 23, 2015, the date these financial statements were available to be issued.

K. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2) Fair Value of Financial Instruments

The fair value measurements and disclosures topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It describes three approaches to measuring the fair value of assets and liabilities: 1) the market approach, 2) the income approach and 3) the cost approach. Each of these approaches includes multiple valuation techniques. It does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumption about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 – Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth, by level within the fair value hierarchy, the Company's assets that were accounted for at fair value on a recurring basis as of December 31, 2014. As required by the fair value measurements and disclosures topic, these assets are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

		Fair Value Measurements at Reporting Date Using		
Description	Fair Values as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Owned				
Money market funds	$ 10,166	$ 10,166	$ 0	$ 0
Total Securities Owned	**$ 10,166**	**$ 10,166**	**$ 0**	**$ 0**

Note (3) Receivable From and Deposits with Clearing Broker-Dealers

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2014, the Company had amounts due from these broker-dealers and clearing organizations totaling $208,767, and cash on deposit of $180,034.

Note (4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $546,202, which was $485,822 in excess of its required net capital of $60,380. The Company's aggregate indebtedness to net capital ratio was 1.66 to 1.

Note (5) Lease

The Company leases its office space through April 30, 2016 from an affiliated entity related through common ownership.

Future minimum rental payments to be paid by the Company, in the aggregate are as follows:

2015	$	157,672
2016		53,072
Total	**$**	**210,744**

Rent expense was $154,584 for the year ended December 31, 2014.

Note (6) Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's aggregate contribution to the plan for the year ended December 31, 2014 is $22,065, and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The Company did not contribute to the profit sharing plan for the year ended December 31, 2014.

Note (7) Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The Company may be required to pay a termination fee if the Company early terminates an agreement.

Note (8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note (9) Contingencies

In the normal course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company vigorously defends against these claims and, in the opinion of management as of December 31, 2014, the resolution of these matters will not result in any material adverse effect upon the Company's financial position, results of operations, or cash flows. The Company is subject to two separate and ongoing regulatory exams by FINRA and SEC respectively. The outcome to both of these is uncertain at this time; however, certain elements of the FINRA exam have been referred to their enforcement division. During the year ended December 31, 2014, the Company accepted a settlement received from FINRA, which is included in accounts payable and accrued expenses.